

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 19, 2023

Joshua Silverman
Interim Chief Executive Officer
PharmaCyte Biotech, Inc.
3960 Howard Hughes Parkway, Suite 500
Las Vegas, NV 89169

       Re: PharmaCyte Biotech, Inc.
          Schedule TO-I
          Filed May 11, 2023
          File No. 005-91495

Dear Joshua Silverman:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Schedule TO-I filed May 11, 2023

General

1.   We note that the Offer is for up to 7,750,000 Shares, which, if fully tendered, would comprise 46% of the currently outstanding Shares. We also note that the Company may increase the the number of Shares by no more than 2% of the outstanding Shares without extending the offer, and therefore the Offer would comprise 48% of the currently outstanding Shares. We also note the disclosure that the Board has authorized the Company to repurchase up to $20 million shares through May 30, 2024, and has approximately $6.5 million remaining on such repurchase plan. Please provide an analysis as to why the offer should not be deemed the first step in a going private transaction under Exchange Act Rule 13e-3 that required the filing of a Schedule 13E-3 at the time set forth in General Instruction D. For guidance, see Rule 13e-3(a)(3)(ii) and Q&A #4 of Exchange Act Release No. 34-17719.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Michael Killoy at (202) 551-7576 or Perry Hindin at (202) 551-3444.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions

cc: Kenneth Koch, Esq.